04004919

SO 3/16/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8- 48368

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.2003 (MM/DD/YY) AND ENDING 12.31.2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AK JENSEN INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

AK JENSEN INC., SANDRINGHAM HOUSE, 83 SHIRLEY STREET
(No. and Street)

NASSAU (City) NEW PROVIDENCE (State) BAHAMAS (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LANGFOSS, ANITA +47 22 00 95 50
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTROFF, STEPHEN R.
(Name – *if individual, state last, first, middle name*)

130 WIMBLEDON CIRCLE (Address) HEATHROW (City) FLORIDA (State) 32746 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anders Kvamme Jensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AK Jensen, Inc, as of December 31st, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Demi Limited: Account # 28020014 with Penson Financial, Inc.

Anders Jensen has proprietary interest in the account.

Signature

President & CEO

Title

Ann Johnsen
Dommerfullmektig

Notary Public

NOTARIUS PUBLICUS OSLO BYFOGD OG NOTAR

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AK JENSEN, INC. dba AKJ, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

AK JENSEN, INC. dba AKJ, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

STEPHEN R. ROTROFF, CPA, P.A.
Certified Public Accountant and Consultant

Report of Independent Certified Public Accountant

Board of Directors and Stockholders
AK Jensen, Inc. dba AKJ, Inc.

I have audited the accompanying statement of financial condition of AK Jensen, Inc. dba AKJ, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AK Jensen, Inc. dba AKJ, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2004

130 Wimbledon Circle, Heathrow, FL 32746 O 407.942.0016 C 561.289.0256 F 407.942.0017 srotroffcpa@msn.com

AK Jensen, Inc. dba AKJ, Inc.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$ 62,867
Cash deposits with clearing brokers	50,653
Due from clearing brokers	239,688
Accounts receivable	70,926
Furniture and equipment, net	488,865
Other assets	138,327
	$ 1,051,326

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	293,237
Total liabilities	293,237
Stockholders' equity:	
Common stock, $.01 par value; 1,000,000 shares authorized, 940,746 shares issued and outstanding	9,407
Additional paid-in capital	4,021,437
Stock subscriptions receivable	(22,118)
Deferred compensation	(346,366)
Accumulated deficit	(2,904,271)
Total stockholders' equity	758,089
	$ 1,051,326

The accompanying notes are an integral part of these financial statements.

AK Jensen, Inc., dba AKJ, Inc.
Statement of Operations
For the Year Ended December 31, 2003

Revenues:	
Commissions and rebates	$ 2,288,305
Transaction Fees	130,226
Other income	27,745
Interest	1,182
Loss on currency translation	(4,647)
	2,442,811
Expenses:	
Salaries and commissions	1,640,725
Clearing and execution costs	785,790
Other expenses	307,066
Telephone and communications	234,300
Occupancy costs	197,905
Non-cash compensation	162,155
Professional and consulting fees	122,591
Depreciation	97,089
	3,547,621
Net loss	$ (1,104,810)

The accompanying notes are an integral part of these financial statements.

AK Jensen, Inc. dba AKJ, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common stock $.01 par value		Deferred	Stock Subscriptions	Additional paid-in	Accumulated	
	Shares	Amount	compensation	Receivable	capital	deficit	Total
Balance, January 1, 2003, as previously reported	711,823	$ 7,118	$ (33,320)	$ -	$ 2,333,344	$(2,103,682)	$ 203,460
Prior period adjustment - error in reporting property and equipment and shares outstanding	102,343	1,023	-	-	(1,023)	304,221	304,221
Balance, January 1, 2003 as restated	814,166	8,141	(33,320)	-	2,332,321	(1,799,461)	507,681
Purchase of common stock	126,580	1,266	-	(35,618)	1,213,915	-	1,179,563
Issuance of stock options	-	-	(382,850)	-	475,201	-	92,351
Amortization of deferral	-	-	69,804	-	-	-	69,804
Payment of subscriptions receivable				13,500			13,500
Net loss	-	-	-	-	-	(1,104,810)	(1,104,810)
Balance, December 31, 2003	940,746	$ 9,407	$ (346,366)	$ (22,118)	$ 4,021,437	$(2,904,271)	$ 758,089

The accompanying notes are an integral part of these financial statements.

AK Jensen, Inc. dba AKJ, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flow from operating activities:	
Net loss	$(1,104,810)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	97,089
Non-cash compensation	162,155
Increase or decrease in assets and liabilities:	
Decrease in deposit with clearing broker	24,347
Increase in due from clearing brokers	(104,622)
Increase in accounts receivable	(70,926)
Increase in other assets	(120,231)
Increase in accounts payable and accrued expenses	153,450
Total cash used by operating activities	(963,548)
Cash flow from investing activities:	
Purchase of property and equipment	(259,941)
Total cash used in investing activities	(259,941)
Cash flow from financing activities:	
Purchase of stock in private placements	1,215,181
Subscription receivable	(35,618)
Payment on subscription receivable	13,500
Total cash provided by financing activities	1,193,063
Net increase in cash	(30,426)
Cash and cash equivalents, beginning of year	93,293
Cash and cash equivalents, end of year	$ 62,867
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

AK Jensen, Inc. dba AKJ, Inc. (the "Company") was originally incorporated in the Turks and Caicos Islands on March 2, 1995. On July 4, 1997, the Company incorporated in the Commonwealth of the Bahamas. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, a registered investment adviser and is registered with the National Futures Association.

The Company has its registered office in Nassau, Bahamas, but its main office is in Oslo, Norway. The Company also has a branch office in London, England. The Company's sources of revenue are derived from brokerage and investment advisory services and from online brokerage services to corporate clients and individuals. The Company is an introducing broker-dealer and clears its trades through Penson Financial Services, Inc. (the "Clearing Broker").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation - The Company's financial statements are prepared and presented in United States dollars and under accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposits with clearing broker – Cash deposits with clearing broker consist of funds on deposit with the Clearing Broker pursuant to the Company's clearing agreement. The agreement requires the Company to maintain a minimum of $50,000 as a clearing deposit based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit.

Due from clearing broker – Due from the clearing broker represents money due the Company from the Clearing Broker for commissions on brokerage and other transactions. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

Furniture, equipment and software – Furniture, equipment and software are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and any gains or losses are included in operations. Depreciation on furniture, equipment and software is provided utilizing the straight-line method over the estimated useful lives of the related assets, which is estimated at five years.

Securities transactions - Securities transactions, including commissions payable, are recorded on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes – The Company is an exempt company incorporated under the laws of the Bahamas. Under this exemption, the Company is exempted for a period of twenty (20) years from the date of its incorporation from a) any tax or duty to be levied on profits or income or on capital assets, gains or appreciations; and b) any such tax or duty, or tax in the nature of estate duty or inheritance tax, payable on the shares, debentures, or other obligations of the Company. The Company is also exempt from U. S. taxation because it is a foreign corporation not operating or maintaining an office within a U. S. jurisdiction, and because all of its income is derived from foreign clients residing outside of the United States. Therefore, no provision or benefit for income tax purposes was reflected in the financial statements.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CASH FLOW

The Company continues to experience operating losses and net cash deficits from operations. Management has formulated a 2004 operating budget that, if achieved, along with raising additional capital, will grant sufficient cash flow to fund the Company's operations through the year ending December 31, 2004. During January and February 2004, the Company raised approximately $440,000 by selling approximately 41,550 shares of common stock to two investors. There can be no assurance that management's plan will be achieved, however.

4. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2003:

Furniture and equipment	$ 21,372
AKJ Exnet	485,932
Clickbase	83,118
Website	29,332
	619,754
Less accumulated depreciation	(130,889)
	$ 488,865

Depreciation expense for the twelve months ended December 31, 2003 was $97,089.

5. EQUITY

During the year ended December 31, 2003, the Company sold 126,580 shares of common stock and raised approximately $1,215,186. Of this total $22,118 was recorded as a stock subscription receivable as of December 31, 2003.

6. STOCK OPTIONS

The Company has outstanding at December 31, 2003, 153,318 stock options. The Company has accounted for the stock options issued to employees based upon APB Opinion 25, "Accounting for Stock Issued to Employees". The Company's employee stock options are not subject to a written plan, but are approved by the Company's board of directors and have been issued at exercise prices below estimated fair market value. The Company expenses the difference between the estimated fair market value and the exercise price for those shares that vest immediately, and records deferred compensation for those stock options that vest over time and expenses the deferred compensation ratably over the vesting periods.

As of the January 1, 2003, the Company had $33,320 of deferred compensation relating to stock options issued prior to that date. During the year ended December 31, 2003, the Company expensed $17,004 of that deferred compensation and had a remaining balance of $16,316.

During the year ended December 31, 2003, the Company issued stock options to two employees totaling 73,870 options. The difference between fair market value and the options price of approximately $382,850 was recorded as deferred compensation and is being expensed ratably over the vesting periods. During the year ended December 31, 2003, the Company expensed $52,800 and the balance of the remaining deferred compensation relating to these stock options was approximately $330,050 .

Additionally, the Company issued 12,500 stock options to an individual as a finder's fee and a company for services rendered. The difference between the exercise price of the stock options and the market value of the Company's stock at the time of the issuance of the stock options in the amount of $92,351 was recorded as an expense by the Company for the year ended December 31, 2003.

The following table summarizes stock options outstanding and exercisable for the year ended December 31, 2003:

	Outstanding stock options			Exercisable stock options		
Exercise price range	Shares	Weighted average remaining contractual life	Weighted Average Exercise price	Shares	Weighted average remaining contractual life	Weighted average exercise price
$ 0.10	2,556	7.5 years	$ 0.10	2,556	7.5 years	$ 0.10
0.01	64,392	8.7 years	0.01	35,584	8.7 years	0.01
0.01 – 6.00	86,370	9.4 years	4.59	-	-	-

6. STOCK OPTIONS (continued)

The following is a summary of changes in stock options for the year ended December 31, 2003:

	Shares	Weighted average exercise price
Outstanding at the beginning of year	78,706	$ 0.01
Granted	86,370	4.59
Exercised	11,758	0.01
Cancelled	-	-
Outstanding at the end of year	153,318	$ 2.59
Weighted average fair value of options granted	$ 8.00	

The fair value of each option granted is estimated on the grant date using the Black-Scholes Model. the following assumptions were made in estimating fair value:

Assumption	
Dividend yield	-
Risk-free interest rate	2.50%
Expected life	10 years
Expected volatility	.01%

Compensation cost for stock options charged to operations for the year ended December 31, 2003 was $162,155. Had compensation costs been determined on the basis of fair value persuant to FASB Statement No. 123, the net loss change would have been immaterial.

7. FOREIGN CURRENCY TRANSLATION

Foreign currency translation on completed transactions resulted in an aggregate loss of $4,647 for the year ended December 31, 2003.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Retail customer transactions are cleared through the Clearing Broker on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the Clearing Broker may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the Clearing Broker or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with regulations.

9. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($19,559 as of December 31, 2003) or $5,000. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2003, the net capital, as computed, was $130,892. Consequently, the Company had excess net capital of $111,333.

At December 31, 2003, the percentage of aggregate indebtedness to net capital was 224% versus an allowable percentage of 1500%.

10. RECONCILIATION OF NET CAPITAL

The difference in the net capital computation shown on the Company's December 31, 2003 FOCUS IIA, and the computation shown on the attached Computation of Net Capital pursuant to SEC Rule 15c3-1 resulted from audit adjustments to recognize additional depreciation, record the effect of issuance of stock options and change the amount of non-allowable assets.

11. PRIOR PERIOD ADJUSTMENT

Accumulated defiict at the beginning of 2003 was adjusted to correct an error in recording the costs of establishing the Company's online trading platform and supporting software, known as AKJ Exnet and Clickbase. Had the error not been made, net loss for 2002 would have decreased by $304,221.

Further, the number of outstanding shares at the beginning of 2003 was adjusted to correct an error. The number of outstanding common shares at December 31, 2002 was 814,166. This error had no effect upon the net loss for 2002.

AKJ, Inc.
Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Total stockholders' equity qualified for net capital		$ 758,089
Deductions:		
Non-allowable assets:		
Furniture and equipment	$488,865	
Other	138,327	
Total non-allowable assets		(627,192)
Net capital before haircuts and securities positions		130,897
Haircuts:		
Money markets at 2%		-
Net capital		130,897
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness	19,559	
Minimum dollar net capital requirement of reporting broker dealer	5,000	
Net capital requirement (greater of above two minimum requirement amounts)		19,559
Net capital in excess of required minimum		$ 111,338
Excess net capital at 1000%		
Total aggregate indebtedness included in Statement of Financial Condition		$ 293,237
Percentage of aggregate indebtedness to net capital		224.02%

RECONCILIATION:

Net capital, per page 10 of the December 31, 2003 unaudited Focus Report, as filed	$ 55,404
Net audit adjustments	75,493
Net capital, per December 31, 2003 audited report, as filed	$ 130,897

The preceding notes are an intregal part of this supplemental information

AK JENSEN, INC. dba AKJ, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2003

AK Jensen, Inc. dba AKJ, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. AK Jensen, Inc. dba AKJ, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

STEPHEN R. ROTROFF, CPA, P.A.
Certified Public Accountant and Consultant

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
AK Jensen, Inc. dba AKJ, Inc.

In planning and performing my audit of the financial statements of AK Jensen, Inc., dba AKJ, Inc. (the "Company") for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

130 Wimbledon Circle, Heathrow, FL 32746 ☏ 407.942.0016 C 561.289.0256 F 407.942.0017 srotroffcpa@msn.com

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 25, 2004